UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission file number: 001-34936

Noah Holdings Limited

1226 South Shenbin Road

Shanghai 201107

People’s Republic of China

+86 (21) 8035-8292

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

EXHIBIT INDEX

Exhibit 99.1	Press Release
Exhibit 99.2	Circular for Extraordinary General Meeting
Exhibit 99.3	Notice of Extraordinary General Meeting
Exhibit 99.4	Form of Proxy for Extraordinary General Meeting
Exhibit 99.5	Depositary’s Notice of Extraordinary General Meeting to Holders of American Depositary Shares
Exhibit 99.6	Depositary’s Notice of Extraordinary General Meeting to Holders of Restricted American Depositary Shares
Exhibit 99.7	Voting Card for Holders of American Depositary Shares
Exhibit 99.8	Voting Card for Holders of Restricted American Depositary Shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Qing Pan
	Name:	Qing Pan
	Title:	Chief Financial Officer

Date: September 18, 2023